

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Ms. Susan K. Carter
Chief Financial Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

> **RE: KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 1-33146**

Dear Ms. Carter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Management's Discussion and Analysis</u>

<u>Executive Overview, page 24</u>

2. Management's Discussion and Analysis should enable users to assess your financial condition and results of operations with particular emphasis on your prospects for the future. The discussion and analysis shall focus specifically on material events and uncertainties

known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In addition, Item 303(a)(3)(ii) of Regulation S-K requires disclosure of known trends or uncertainties that you reasonably expect will have a material impact on revenues or income from continuing operations. In this regard, to the extent that any significant projects, including the completion of any significant projects, are reasonably expected to have a material impact on either your consolidated or segment results of operations, please address in your discussion. Similarly, please expand your disclosures for any other material trends. For example, in the Form 8-K filed on January 10, 2013, significant project charges and higher than expected labor cost absorption charges led to approximately a 33% reduction in your projected 2012 earnings per diluted share. Refer to Sections 501.01, 501.02 and 501.12 of the SEC's Codification of Financial Reporting Policies for guidance.

Summary of Consolidated Results, page 25

3. In the third quarter of 2012, you determined that both the actual and expected income and cash flows for the Minerals reporting unit were substantially lower than previous forecasts due to lower than expected project bookings and losses from ongoing projects acquired. You also identified deterioration in the economic conditions of the minerals markets. As a result of these triggering events, you performed an interim goodwill impairment test on your Minerals reporting unit and recorded a noncash goodwill impairment charge of $178 million in the third quarter of 2012. This impairment charge represented approximately 60% of your operating income for the year ended December 31, 2012.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the SEC's Financial Reporting Codification. Also, Section 216 of the SEC's Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss." To the extent that you gather and analyze information regarding the risks of recoverability of your assets in the future, such information may be required to be disclosed if it would be material and useful to investors.

In this same regard, please disclose what consideration you gave as to whether other long-lived assets related to the Minerals business unit may also be impaired.

Critical Accounting Policies, page 26

Deferred Taxes and Tax Contingencies, page 29

4. Beginning in the second quarter of 2012, you provided for U.S. federal and state income taxes on 50% of the earnings of your Australian operations. Please expand your disclosures to address how you concluded the remaining 50% should be considered permanently reinvested. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Please refer to paragraph ASC 740-30-25-17.

Results of Operations, page 32

General

5. Please expand your discussion to disclose the effects of any material revisions in contract estimates. Please also revise the footnotes to your financial statements pursuant to ASC 605-35-50-9, if appropriate.

Income (Loss) by Business Group, page 34

6. Your current presentation of total business group income outside of the ASC 280 note to the financial statements constitutes a non-GAAP financial measure. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Backlog, page 41

7. To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses.

Financial Statements

Notes to the Financial Statements

Note 1. Description of Company and Significant Accounting Policies, page 65

General

8. Please provide the disclosures required by Rule 5-02.3(c)(1) of Regulation S-X related to the amounts of retainages receivable, including the portion expected to be collected after one year, and, if practicable, the years in which the amounts are expected to be collected.

9. Please disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-405-50-2.

Accounting for Pre-Contract Costs, page 66

10. Please disclose the amount of pre-contract costs deferred, if material. Refer to ASC 910-340-50-1.

Note 8. Debt and Other Credit Facilities, page 79

11. You are subject to financial covenants under your credit agreement. Please disclose whether you were in compliance with your debt covenants. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 9. U.S. Government Matters

Government Compliance Matters, page 82

12. For certain matters including the Construction Services matter disclosed on page 84 or the Electrocution litigation disclosed on page 85, it is not clear if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Containers, page 83

13. You do not believe that you face a risk of significant loss from any disallowance of costs in excess of amounts you have withheld from subcontractors and the loss accruals you have recorded. You believe the likelihood that you have incurred a loss related to this matter is remote. Given that you have recorded a loss accrual, it would appear that you have determined a loss is probable pursuant to ASC 450-20-25-1. Please further clarify your disclosures. For example, it is not clear if you intended to state that a loss in excess of the amount accrued is remote.

Investigations, Qui Tams and Litigation, page 84

14. For certain matters, including the Burn Pit litigation, you indicate that you cannot at this time accurately predict the outcome nor can you reliably estimate a range of possible loss, if any. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please expand your disclosures as necessary pursuant to ASC 450.

Note 15. Equity Method Investments and Variable Interest Entities, page 101

15. Given that your equity in earnings of unconsolidated affiliates, net line item appears represent a very significant portion of your income for the year ended December 31, 2012, please provide us with your significance tests for the year ended December 31, 2012 for each significant equity method investment to demonstrate how you determined that separate financials pursuant to Rule 3-09 of Regulation S-X were not required.

16. Please disclose in the summarized information required by Rule 4-08(g) of Regulation S-X the amounts of redeemable stock and non-controlling interests, if any.

Unconsolidated VIEs, page 102

Aspire Defence Project, page 102

17. Your maximum exposure to construction and operating joint venture losses is limited to the funding of any future losses incurred by the entities under their respective contracts with the project company. Please help us better understand how you considered your obligation to fund future losses in determining that you were not the primary beneficiary pursuant to ASC 810-10-25-38.

Note 16. Transactions with Former Parent, page 104

18. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred in regards to the tax disputes with Halliburton, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an

effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

19. Please clarify in your disclosures whether you have reflected the tax benefits related to the bolts matter payment in your reconciliation of uncertain tax positions on page 94.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief